FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group's regulatory capital resources and risk asset ratios calculated in accordance with FSA definitions are set out below.

	31 March 2011	31 December 2010
Risk-weighted assets (RWAs)	£bn	£bn

Credit risk	367.9	385.9
Counterparty risk	62.8	68.1
Market risk	69.5	80.0
Operational risk	37.9	37.1

	538.1	571.1
Benefit of Asset Protection Scheme	(98.4)	(105.6)

	439.7	465.5

Risk asset ratio	%	%

Core Tier 1	11.2	10.7
Tier 1	13.5	12.9
Total	14.5	14.0

Key points
•	Credit and counterparty RWAs fell by £23.3 billion principally driven by asset run-off, disposals and restructurings, and a reclassification of certain trades in Non-Core.

•	Market risk decreased by £10.5 billion reflecting a lower event risk charge and reductions in VaR.

•	The reduction in APS RWA benefit reflects the run-off of covered assets.

•	The benefit of the APS to the Core Tier 1 was 1.3% compared with 1.2% at 31 December 2010.

Risk and balance sheet management (continued)

Balance sheet management: Capital(continued)

	31 March 2011	31 December 2010
Composition of regulatory capital	£m	£m

Tier 1
Ordinary and B shareholders' equity	69,332	70,388
Non-controlling interests	1,710	1,719
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(14,409)	(14,448)
- unrealised losses on available-for-sale (AFS) debt securities	2,125	2,061
- reserves arising on revaluation of property and unrealised gains on AFS equities	(62)	(25)
- reallocation of preference shares and innovative securities	(548)	(548)
- other regulatory adjustments*	(379)	(1,097)
Less excess of expected losses over provisions net of tax	(2,385)	(1,900)
Less securitisation positions	(2,410)	(2,321)
Less APS first loss	(3,936)	(4,225)

Core Tier 1 capital	49,038	49,604
Preference shares	5,380	5,410
Innovative Tier 1 securities	4,561	4,662
Tax on the excess of expected losses over provisions	860	758
Less material holdings	(291)	(310)

Total Tier 1 capital	59,548	60,124

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	62	25
Collective impairment provisions	750	778
Perpetual subordinated debt	1,845	1,852
Term subordinated debt	16,334	16,745
Non-controlling and other interests in Tier 2 capital	11	11
Less excess of expected losses over provisions	(3,245)	(2,658)
Less securitisation positions	(2,410)	(2,321)
Less material holdings	(291)	(310)
Less APS first loss	(3,936)	(4,225)

Total Tier 2 capital	9,120	9,897

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(3,988)	(3,962)
- other investments	(330)	(318)
Other deductions	(422)	(452)

Deductions from total capital	(4,740)	(4,732)

Total regulatory capital	63,928	65,289

* Includes reduction for own liabilities carried at fair value	(863)	(1,182)

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

Movement in Core Tier 1 capital	£m

At 1 January 2011	49,604
Attributable loss net of movement in fair value of own debt	(209)
Foreign currency reserves	(384)
Issue of ordinary shares	31
Increase in capital deductions including APS first loss	(285)
Other movements	281

At 31 March 2011	49,038

Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross total	APS relief	Net total
31 March 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	43.0	-	-	7.3	50.3	(11.4)	38.9
UK Corporate	72.6	-	-	6.7	79.3	(21.5)	57.8
Wealth	10.6	-	0.1	1.9	12.6	-	12.6
Global Transaction Services	13.3	-	-	4.9	18.2	-	18.2
Ulster Bank	29.4	0.4	0.1	1.8	31.7	(7.4)	24.3
US Retail & Commercial	48.4	0.8	-	4.4	53.6	-	53.6

Retail & Commercial	217.3	1.2	0.2	27.0	245.7	(40.3)	205.4
Global Banking & Markets	51.0	32.0	48.0	15.5	146.5	(11.1)	135.4
Other	13.3	0.5	-	0.7	14.5	-	14.5

Core	281.6	33.7	48.2	43.2	406.7	(51.4)	355.3
Non-Core	83.6	29.1	21.3	(5.5)	128.5	(47.0)	81.5

Group before RFS MI	365.2	62.8	69.5	37.7	535.2	(98.4)	436.8
RFS MI	2.7	-	-	0.2	2.9	-	2.9

Group	367.9	62.8	69.5	37.9	538.1	(98.4)	439.7

31 December 2010

UK Retail	41.7	-	-	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	-	-	6.6	81.4	(22.9)	58.5
Wealth	10.4	-	0.1	2.0	12.5	-	12.5
Global Transaction Services	13.7	-	-	4.6	18.3	-	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	-	4.1	57.0	-	57.0

Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	-	18.0

Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8

Group before RFS MI	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6
RFS MI	2.9	-	-	-	2.9	-	2.9

Group	385.9	68.1	80.0	37.1	571.1	(105.6)	465.5

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk

The Group's balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group's funding base is central to its liquidity management strategy. The Group's businesses have developed large customer franchises based on strong relationship management and high quality service. These customer franchises are strongest in the UK, US and Ireland but extend into Europe, Asia and Latin America. Customer deposits provide large pools of stable funding to support the majority of the Group's lending. It is a strategic objective to improve the Group's loan to deposit ratio to 100%, or better, by 2013.

The Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies and maturities to appeal to a broad range of investor types and preferences around the world. This market based funding supplements the Group's structural liquidity needs and in some cases achieves certain capital objectives.

The table below shows the Group's primary funding sources, excluding repurchase agreements.

	31 March 2011		31 December 2010
	£m	%	£m	%

Deposits by banks
- central banks	13,773	1.9	11,612	1.6
- cash collateral	23,594	3.2	28,074	3.8
- other	26,462	3.6	26,365	3.6

	63,829	8.7	66,051	9.0

Debt securities in issue
- commercial paper	24,216	3.3	26,235	3.5
- certificates of deposits	35,967	4.9	37,855	5.1
- medium-term notes and other bonds	130,230	17.7	131,026	17.7
- covered bonds	6,850	0.9	4,100	0.6
- other securitisations	18,705	2.6	19,156	2.6

	215,968	29.4	218,372	29.5

Subordinated liabilities	26,515	3.6	27,053	3.6

Total wholesale funding	306,312	41.7	311,476	42.1

Customer deposits
- cash collateral	8,673	1.2	10,433	1.4
- other	419,801	57.1	418,166	56.5

Total customer deposits	428,474	58.3	428,599	57.9

Total funding	734,786	100.0	740,075	100.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

The table below shows the Group's debt securities in issue and subordinated liabilities by remaining maturity.

	31 March 2011				31 December 2010
	Debt securities in issue	Subordinated liabilities	Total		Debt securities in issue	Subordinated liabilities	Total
	£m	£m	£m	%	£m	£m	£m	%

Less than 1 year	107,110	826	107,936	44.5	94,048	964	95,012	38.7
1-3 years	35,801	2,247	38,048	15.7	49,149	754	49,903	20.3
3-5 years	23,613	7,217	30,830	12.7	22,806	8,476	31,282	12.8
More than 5 years	49,444	16,225	65,669	27.1	52,369	16,859	69,228	28.2

	215,968	26,515	242,483	100.0	218,372	27,053	245,425	100.0

Key points
•	The proportion of funding from customer deposits, excluding cash collateral, improved marginally from 56.5% to 57.1%.

•
Short-term wholesale funding excluding derivative collateral increased from £129.4 billion to £144.7 billion during the first quarter of 2011 due to the inclusion of £15.6 billion of medium-term notes issued under the Credit Guarantee Scheme which will mature in Q1 2012. Short-term wholesale instruments (excluding repos and cash collateral) declined by £1.6 billion in Q1 2011.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominately term repos) not reflected in the tables below.

	Quarter ended					Year ended 31 December 2010
	31 March 2011	31 December 2010	30 September 2010	30 June 2010	31 March 2010
	£m	£m	£m	£m	£m	£m

Public
- unsecured	3,277	775	6,254	1,882	3,976	12,887
- secured	2,652	1,725	5,286	1,030	-	8,041
Private
- unsecured	4,251	4,623	6,299	2,370	4,158	17,450

Gross issuance	10,180	7,123	17,839	5,282	8,134	38,378

The table below shows the original maturity and currency breakdown of long-term debt securities issued in Q1 2011 and Q4 2010.

	Quarter ended
	31 March 2011		31 December 2010
	£m	%	£m	%

Original maturity
1-2 years	438	4.3	433	6.1
2-3 years	184	1.8	618	8.6
3-4 years	2,474	24.3	697	9.8
4-5 years	248	2.5	290	4.1
5-10 years	5,001	49.1	2,321	32.6
> 10 years	1,835	18.0	2,764	38.8

	10,180	100.0	7,123	100.0

Currency

GBP	483	4.7	264	3.7
EUR	4,069	40.0	3,935	55.2
USD	3,310	32.5	1,280	18.0
Other	2,318	22.8	1,644	23.1

	10,180	100.0	7,123	100.0

Key points
•
Term issuances in Q1 2011 were £10.2 billion, including £2.7 billion of euro denominated covered bonds, of which £0.9 billion had original maturity of 7 years and the balance had original maturity of 5 years.

•	Issuances in Q1 2011 were £3.1 billion higher than in Q4 2010, of which £2.0 billion related to US dollar denominated instruments.

•	The Group issued a further £3.8 billion of term debt in April 2011.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Liquidity portfolio
The table below shows the composition of the Group's liquidity portfolio.

	31 March 2011	31 December 2010
Liquidity portfolio	£m	£m

Cash and balances at central banks	58,936	53,661
Treasury bills	9,859	14,529
Central and local government bonds (1)
- AAA rated governments (2)	40,199	41,435
- AA- to AA+ rated governments	1,408	3,744
- governments rated below AA	1,052	1,029
- local government	4,771	5,672
	47,430	51,880
Unencumbered collateral (3)
- AAA rated	21,328	17,836
- below AAA rated and other high quality assets	13,637	16,693
	34,965	34,529

Total liquidity portfolio	151,190	154,599

Notes:
(1)	Includes FSA eligible government bonds of £30.1 billion at 31 March 2011 (31 December 2010 - £34.7 billion).
(2)	Includes AAA rated US government guaranteed agencies.
(3)	Includes secured assets eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points
•	The Group's liquidity portfolio was £151.2 billion, a decline of £3.4 billion from 31 December 2010.

•	The strategic target of £150 billion is unchanged.

•
The liquidity portfolio is actively managed and as such its composition varies over time. Actions initiated in March 2011 to alter the maturity and currency mix resulted in a higher proportion of cash and central bank balances at the end of the quarter.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Net stable funding
The table below shows the Group's net stable funding ratio estimated by applying the Basel III guidance issued in December 2010. This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding, and equity. The Group's net stable funding ratio calculation will continue to be refined over time in line with regulatory developments.
	31 March 2011		31 December 2010
		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	76	76	76	76	100
Wholesale funding > 1 year	138	138	154	154	100
Wholesale funding < 1 year	168	-	157	-	-
Derivatives	361	-	424	-	-
Repurchase agreements	130	-	115	-	-
Deposits
- Retail and SME - more stable	171	154	172	155	90
- Retail and SME - less stable	26	21	51	41	80
- Other	231	116	206	103	50
Other (2)	112	-	98	-	-

Total liabilities and equity	1,413	505	1,453	529

Cash	60	-	57	-	-
Inter bank lending	59	-	58	-	-
Debt securities > 1 year
- central and local governments AAA to AA-	83	4	89	4	5
- other eligible bonds	79	16	75	15	20
- other bonds	16	16	10	10	100
Debt securities < 1 year	53	-	43	-	-
Derivatives	361	-	427	-	-
Reverse repurchase agreements	106	-	95	-	-
Customer loans and advances > 1 year
- residential mortgages	143	93	145	94	65
- other	200	200	211	211	100
Customer loans and advances < 1 year
- retail loans	19	16	22	19	85
- other	132	66	125	63	50
Other (3)	102	102	96	96	100

Total assets	1,413	513	1,453	512

Undrawn commitments	255	13	267	13	5

Total assets and undrawn commitments	1,668	526	1,720	525

Net stable funding ratio		96%		101%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.

Key point
•
The Group's net stable funding ratio reduced to 96% at 31 March 2011, from 101% at 31 December 2010, primarily due to an increase in the wholesale funding with maturity of less than one year arising from the inclusion of £15.6 billion medium-term notes issued under the Credit Guarantee Scheme maturing during Q1 2012.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Loan deposit ratio and funding gap
The table below shows quarterly trends in the loan to deposit ratio and customer funding gap.

	Loan to deposit ratio (1)		Customer funding gap (1)
	Group	Core	Group
	%	%	£bn

31 March 2011	115	96	66
31 December 2010	117	96	74
30 September 2010	126	101	107
30 June 2010	128	102	118
31 March 2010	131	102	131
31 December 2009	135	104	142

Note:
(1)	Excludes repurchase agreements and bancassurance deposits to 31 March 2010 and loans are net of provisions.

Key points
•
The Group's loan to deposit ratio improved by 200 basis points in Q1 2011 to 115%. The customer funding gap narrowed by £8 billion to £66 billion in Q1 2011, primarily due to a reduction in Non-Core customer loans.

•	The loan to deposit ratio for the Group's Core business at 31 March 2011 remained stable at 96%.

Sensitivity of net interest income
The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income through its management of market risk in the Group's businesses, whilst balancing the cost of such hedging activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The following table shows the sensitivity of net interest income over the next twelve months to an immediate up and down 100 basis points change to all interest rates.

	31 March 2011	31 December 2010
	£m	£m

+ 100bp shift in yield curves	266	232
- 100bp shift in yield curves	(302)	(352)

Key points
•	In aggregate, the Group's interest rate exposure continues to reflect a slight asset sensitive bias in Q1 2011.

•
There were no material actions taken to alter the position during the quarter. Certain assumptions used for modelling customer pricing have been modified to show greater opportunity for margin expansion as and when short-term interest rates begin to rise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  6 May 2011
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary